Filed by Thoma Bravo Advantage

Pursuant to Rule 14a-12 under the Securities Act of 1934

and deemed filed pursuant to Rule 425 under the Securities Exchange Act of 1933

Subject Company: ironSource Ltd.

Commission File No.: 333-254790

Thoma Bravo Affirms Commitment to Purchase up to $250 Million of ironSource Shares to the Extent Made Available by Redemptions

San Francisco, Calif. – June 10, 2021 – Thoma Bravo, a leading private equity investment firm focused on the software and technology-enabled services sector, today affirmed its commitment to purchase additional ironSource shares, should they become available through redemptions by shareholders of Thoma Bravo Advantage (“TBA”) (NYSE:TBA), upon closing of TBA’s previously announced business combination with ironSource Ltd. (“ironSource”), a leading business platform for the App Economy. The transaction is further supported by a $1.3 billion oversubscribed Class A ordinary share PIPE led by a $300 million investment by an affiliate of Thoma Bravo.

Pursuant to a support agreement entered into concurrently with the Merger Agreement between TBA and ironSource, in the event that redemptions by TBA’s shareholders exceed $150 million, Thoma Bravo Advantage Sponsor, LLC (“Sponsor”) has the choice to either (i) procure that affiliates of Thoma Bravo, L.P. commit to fund the amount of the excess redemptions by purchasing additional ironSource shares at closing, or (ii) surrender a number of TBA founder shares having a value equal to the excess redemptions, in each case up to $250 million. In the event redemptions exceed $150 million, Sponsor intends to exercise its right to purchase additional ironSource shares equal to the amount of such excess redemptions up to $250 million. An affiliate of Thoma Bravo, L.P. will provide the funding for the additional investment, with contributions from managing partners of Thoma Bravo, L.P.

“ironSource is a one-of-a-kind software company that combines scale, growth and profitability with a talented management team that has a track record of innovation and success in a rapidly expanding market,” said Orlando Bravo, Chairman of the Board of Directors of TBA and a founder and managing partner of Thoma Bravo. “It has been clear from the start that we have an aligned vision and shared conviction about the value creation Thoma Bravo and ironSource can drive together. ironSource presents a highly unique opportunity to leverage our software and financial expertise, and we look forward to deepening our partnership with the company as it enters this exciting, new chapter.”

As previously announced by TBA, the Extraordinary General Meeting of Shareholders of TBA (the “Extraordinary General Meeting”) to approve the pending business combination between TBA and ironSource is scheduled to be held on Tuesday, June 22, 2021, at 10:00 am Eastern Time. Holders of TBA’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of May 24, 2021 are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting.

About Thoma Bravo

Thoma Bravo is one of the largest private equity firms in the world, with more than $78 billion in assets under management as of March 31, 2021. The firm invests in growth-oriented, innovative companies operating in the software and technology sectors. Leveraging the firm’s deep sector expertise and strategic and operational capabilities, Thoma Bravo collaborates with its portfolio companies to implement operating best practices, drive growth initiatives and make accretive acquisitions intended to accelerate revenue and earnings. Over the past 20 years, the firm has acquired more than 300 companies representing over $85 billion in enterprise value. The firm has offices in Chicago, Miami and San Francisco. For more information, visit thomabravo.com.

Thoma Bravo Advantage is a blank check company incorporated as a Cayman Islands exempted company for the purposes of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Its Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “TBA.” Thoma Bravo Advantage is sponsored by Thoma Bravo Advantage Sponsor LLC, which was formed by individuals affiliated with Thoma Bravo, a leading private equity firm focused on the software and technology-enabled software services sector. Thoma Bravo Advantage was formed for the purpose of executing a business combination in the software industry.

About ironSource

ironSource is a leading business platform that enables mobile content creators to prosper within the app economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the app economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while we enable their business expansion in the app economy. For more information please visit www.is.com

Media Contacts

Thoma Bravo

Megan Frank

mfrank@thomabravo.com

212-731-4778

Finsbury Glover Hering

Andrew Johnson

andrew.johnson@fgh.com

646-805-2000

Important Information and Where to Find It

This press release relates to a proposed transaction between ironSource and Thoma Bravo Advantage.â€¯In connection with the proposed transaction, ironSource filed a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes TBA’s Proxy Statement for the Extraordinary General Meeting (the “Proxy Statement”) and certain related documents in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction, and a prospectus of ironSource. Thoma Bravo Advantage has also filed the definitive Proxy Statement with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.â€¯Before making any voting or investment decision, investors and security holders are urged to read the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

The Proxy Statement has been mailed to shareholders of Thoma Bravo Advantage as of May 24, 2021. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in the Solicitation

ironSource and TBA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TBA’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between TBA and ironSource. All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.